                                                                    EXHIBIT 99.1

                                                                 Fair Disclosure
                                                           [English Translation]
                                                               November 11, 2004

2004 OCTOBER SUBSCRIBER NUMBERS


1.   BROADBAND

                                    Products          October (Unit: subscriber)
Residential                         ADSL                       977,595
                                    Cable Modem              1,483,439
                                    SUB-TOTAL                2,461,034

Corporate                           ADSL                        18,881
                                    Cable Modem                  1,184
                                    SUB-TOTAL                   20,065

VDSL                                                           250,648
LMDS                                                            21,501
Wireless LAN                                                    34,350
TOTAL                                                        2,787,598
NET ADDS                                                         1,249


2.   VOICE

                                    Products          October (Unit: line)
Residential                                                    832,758
Corporate                                                      311,627
VoIP                                                           184,857
TOTAL                                                        1,329,242
NET ADDS                                                        65,887


3.   LEASED LINE

                                    Products          October (Unit: subscriber)
Leased line                                                      3,376
Internet dedicated                                               2,831
LMDS(I/D)                                                            9
International Leased Line                                           46
TOTAL                                                            6,262
NET ADDS                                                            22


4.   GRAND TOTAL

TOTAL                                                        4,123,102
NET ADDS                                                        67,158